                                                -------------------------------
                                                          OMB APPROVAL
                                                -------------------------------
                                                  OMB Number:       3235-0145
                                                  Expires:  December 31, 1997
                                                  Estimated average burden
                                                  hours per response....14.90
                                                -------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                             DYCOM INDUSTRIES, INC..
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    267475101
       ------------------------------------------------------------------
                                 (CUSIP Number)

Joseph T. Kelley, Jr., Esq.                       925 Harvest Drive, Suite 160
Kelley and Murphy                                 Blue Bell, PA 19422
Union Meeting Corporate Center V                  (215) 643-6500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 29, 1997
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 267475101                                          Page 2 of 6 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Thomas Polis

------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
            N/A
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                  1,026,621
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                0
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             1,026,621
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,026,621
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       Security and Issuer.

         This Statement relates to the common stock ("Common Stock") of Dycom Industries, Inc., a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4440 PGA Boulevard, Suite 600, Palm Beach Gardens, FL 33410.

2.       Identity and Background.

         (a) Name. This Statement is being filed by Thomas Polis ("TP"). The filing of this Statement shall not be construed as an admission that TP is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such person.

         (b) Business Address. The business address for TP is 235 East Gay Street, West Chester, PA 19380.

         (c) Present Principal Occupation or Employment. TP is Executive Vice President of Communications Construction Group, Inc. ("CCG"), 235 East Gay Street, West Chester, PA 19380. CCG, a wholly-owned subsidiary of Issuer, provides construction and engineering services to the telecommunications industry.

         (d) Criminal Convictions. During the last five years, TP has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, TP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. TP is a citizen of the United States of America.

3.       Source and Amounts of Funds and Other Consideration.

         Pursuant to the terms of an Agreement and Plan of Merger dated July 7, 1997, as amended on July 29, 1997 (the "Merger Agreement"), by and among CCG, TP, George Tamasi, Issuer and Issuer's wholly-owned subsidiary, Dycom Acquisition, Inc. ("DAI"), under which DAI merged into CCG, on July 29, 1997 TP acquired 1,026,621 shares of the Common Stock of Issuer.

4.       Purpose of Transaction.

         The acquisition of the shares of Common Stock of Issuer by TP is for investment purposes.

         Except as discussed below, TP has no present plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that pursuant to the Merger Agreement, upon request of TP, Issuer shall use its best efforts to
(i) file within 120 days of such request a registration statement under the Securities Act of 1933, as amended (the "Act"), covering the proposed sale or distribution referred to in such notice, (ii) cause such registration statement to become effective under the Act as soon as possible after the filing thereof, and (iii) cause such registration statement to remain effective for so long as a prospectus may be required to be delivered pursuant to the Act. Pursuant to the Merger Agreement, TP may only propose to sell or distribute publicly up to the greater of (x) 1,000,000 or (y) 50% of the shares of Issuer's Common Stock acquired by TP under the Merger Agreement;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to those enumerated above.

5.       Interest in Securities of the Issuer.

         (a) As of the date hereof, TP may be deemed to be the beneficial owner of 1,026,621 shares of Issuer's Common Stock, which represents 9.5% of Issuer's outstanding Common Stock.

         (b) TP has sole voting and sole dispositive power with respect to the shares of Common Stock beneficially owned by him.

         (c) Except as described in Item 3 above, TP does not own beneficially any shares of Common Stock of Issuer or effected any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Statement.

         (d) No person other than TP is known to TP to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

         (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as indicated elsewhere in this Statement, TP is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       Material to be Filed as Exhibits:


         Exhibit A:  Agreement and Plan of Merger, dated July 7, 1997, among CCG, TP, George Tamasi, Issuer and DAI.

         Exhibit B:  Amendment to Agreement and Plan of Merger, dated
                     July 29, 1997, among CCG, TP, George Tamasi, Issuer and DAI.

Signatures:

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    August 6, 1997                               /s/ Thomas Polis
                                                     -------------------------
                                                          THOMAS POLIS